UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 19, 2017

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

Status of Our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of December 15, 2017, we have raised total gross offering proceeds of approximately $29.37 million, and had settled subscriptions in our Offering for an aggregate of approximately 3.00 million common shares, with additional subscriptions for an aggregate of approximately 7,900 common shares that have been received by the Company but not yet settled.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our manager, RM Adviser, LLC (“Manager”), as permitted under applicable law and regulations.

Declaration of Distributions

On December 18, 2017, our Manager authorized a cash distribution of $0.0653 per share of the Company’s common shares to shareholders of record as of December 31, 2017.  The Manager expects that the distributions will be paid on or about January 15, 2018.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.80 per share net asset value, and approximately 7.84% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning December 1, 2017 and ending December 31, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation—Acquisition of Hanford Center Bridge Financing—Hanford, CA”:

On December 12, 2017, the borrower under the Bridge Loan relating to the 29,381-square foot retail building located in Hanford, California, paid off the Bridge Loan balance in full in the amount of $1,906,245.30, which included $1,900,000 in outstanding principal balance plus $6,245.30 in accrued interest through December 12, 2017.  Although the maturity date of the Bridge Loan was October 1, 2018, the borrower elected to prepay the Bridge Loan.  As contemplated in the business plan, the borrower used the Bridge Loan proceeds to successfully pay off an existing senior loan, complete tenant improvements and capital improvements to the common areas.  All interest payments were paid in full during the investment period, equating to an 8.5% plus one-month LIBOR (with a floor LIBOR rate of 1.00%, which equates to a minimum interest rate of 9.5%) interest rate.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MogulREIT I, LLC
By: RM Adviser, LLC, its Manager
By: /s/ Jilliene Helman
Name: Jilliene Helman
Title: Chief Executive Officer
Date: December 19, 2017